AnorMED Inc. 200 – 20353 64th Ave Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com
NEWS RELEASE
ANORMED BOARD RECOMMENDS SHAREHOLDERS REJECT
HOSTILE GENZYME OFFER AND NOT TENDER SHARES

For Immediate Release:	September 5, 2006
Vancouver, British Columbia – AnorMED Inc. (“AnorMED” or the “Company”) (AMEX:AOM; TSX:AOM) announced that its Board of Directors, based on the recommendation of its Strategic Initiatives Committee, unanimously recommends that AnorMED shareholders reject and not tender their shares to the unsolicited offer by Genzyme Corporation (Nasdaq:GENZ) to acquire all of the outstanding shares of AnorMED for US$8.55 per share in cash.
After careful consideration, including consultation with its financial and legal advisors, AnorMED’s Board of Directors concluded that the Genzyme Offer does not reflect the fundamental value of AnorMED. The Genzyme offer, if successful, will deprive AnorMED shareholders of significant upside potential in their investment.
The Directors’ Circular, filed today by AnorMED with securities regulators in Canada and the United States, notes that all of AnorMED’s directors and senior officers and its largest shareholder, who collectively hold, on a fully diluted basis, approximately 24.4% of the outstanding common shares of AnorMED, have advised the Board that they do not intend to tender their shares to the Genzyme offer.
Dr. Joseph Dougherty, Chairman of the Strategic Initiatives Committee, said, “In consultation with our financial and legal advisors, the Strategic Initiatives Committee thoroughly reviewed and evaluated the Genzyme offer in the context of the current strategic direction of the company, as well as other strategic alternatives that may be available. In light of these considerations, our unanimous recommendation to the Board of Directors was to recommend to AnorMED shareholders that they not tender their shares and reject the Genzyme offer.”
Kenneth Galbraith, Chairman of the Board and Interim Chief Executive Officer of AnorMED, said, “The Board of Directors has retained Goldman, Sachs & Co. to assist us in evaluating potential strategic interest from biotechnology and pharmaceutical companies. We remain focused on our fundamental objective of achieving maximum value for all shareholders.”
REASONS FOR REJECTING THE GENZYME OFFER
In its Directors’ Circular, the Board of Directors lists several reasons for rejecting the Genzyme Offer.
1. THE GENZYME OFFER WAS PRICED AT A SUBSTANTIAL DISCOUNT TO THE MARKET PRICE OF ANORMED SHARES ON THE DAY BEFORE GENZYME COMMENCED ITS OFFER.
The Genzyme offer of US$8.55 per share (which Genzyme has stated is equivalent to an equity value for AnorMED of approximately US$380 million) was made at a 14% discount to the US$9.99 per share closing price of AnorMED common shares on the American Stock Exchange on Thursday, August 31, 2006, the day before Genzyme commenced its offer.
2. THE GENZYME OFFER DOES NOT REFLECT ANORMED’S FUNDAMENTAL VALUE.
Factoring in the varying degrees of risk and return associated with the different elements of our business plan, the Board believes that the fundamental value of AnorMED exceeds US$8.55 per share.
3. ADVICE OF ANORMED’S FINANCIAL ADVISORS.
Goldman, Sachs & Co. has provided the Board of Directors and the Strategic Initiatives Committee with a written opinion that, as of September 4, 2006, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration offered under the Genzyme offer was inadequate from a financial point of view to the holders of AnorMED common shares.
-more-

4. STRATEGIC ALTERNATIVES COULD OFFER SHAREHOLDERS GREATER VALUE THAN THE GENZYME OFFER.
AnorMED’s directors believe that strategic alternatives exist that could offer AnorMED shareholders greater value than that represented by the Genzyme offer. The Board of Directors has retained Goldman, Sachs & Co. to assist it in evaluating these alternatives.
ADDITIONAL VALUE CONSIDERATIONS
Furthermore, AnorMED’s Board of Directors asks shareholders to consider the following:
•	The opportunity for MOZOBIL in stem cell transplant procedures represents a significant, near-term value driver for AnorMED – pivotal data is expected in the first half of 2007. Approximately 45,000 stem cell transplants are performed each year in the United States and Europe for multiple myeloma, non-Hodgkin’s lymphoma, and other conditions. We have demonstrated that MOZOBIL can mobilize stem cells from a patient’s bone marrow and enable a physician to harvest a greater number of stems cells for use in a stem cell transplant procedure. More collected stem cells may provide a better clinical outcome for many patients. MOZOBIL, if approved, would address a substantial unmet medical need in the area of stem cell transplantation.

We are currently conducting two pivotal trials for the use of MOZOBIL in stem cell transplant procedures – one trial in patients with multiple myeloma, the other trial in patients with non-Hodgkin’s lymphoma. We have already completed the enrolment in the multiple myeloma trial, and we expect to complete enrolment of the non-Hodgkin’s lymphoma trial in the fourth quarter of 2006. As of September 1, 2006 we have enrolled 270 out of a total of 300 (90%) patients in the non-Hodgkin’s lymphoma trial. We expect to report top-line results from these trials in the first half of 2007 and to submit our New Drug Application with the FDA in the second half of 2007.

Given Genzyme’s decision to attempt to acquire AnorMED in an unsolicited manner, we assume that Genzyme shares our confidence that the likelihood of success of these pivotal trials and the subsequent regulatory approval of MOZOBIL for the stem cell transplantation indication is high. The Genzyme Offer also suggests that Genzyme recognizes the commercial opportunity for MOZOBIL in the stem cell transplant setting which can contribute meaningfully to the value of AnorMED as well as other companies.

•	If approved, we would expect MOZOBIL to be a significant contributor of earnings. Given the medical need and the anticipated clinical utility, we believe that we will be able to market MOZOBIL, if approved, at an attractive price. We further believe that the operating margins for MOZOBIL could be attractive. Genzyme has specifically indicated that it is able to reduce the commercialization costs for MOZOBIL. We would expect that to be true for Genzyme, but we would expect that to be true for other biotechnology or pharmaceutical companies as well.

•	There is substantial incremental value in the potential use of MOZOBIL in indications other than stem cell mobilization for stem cell transplantation. We are starting clinical studies evaluating the ability of MOZOBIL to increase the effectiveness of standard chemotherapy in the treatment of leukemia. Efficacy as a “chemotherapy sensitizer” could enhance MOZOBIL’s sales potential significantly. In addition, given the increasing scientific interest in the use of stem cell therapy for tissue repair, we believe there may ultimately be utility in the use of MOZOBIL for that indication. Genzyme’s offering materials do not appear to acknowledge the potential value of MOZOBIL for opportunities other than stem cell mobilization.

•	We have several additional valuation drivers beyond MOZOBIL. We have a leading platform in the inhibition of the CXCR4 receptor, which is believed to offer a significant opportunity in the treatment of HIV, as well as various oncological and inflammatory diseases. AMD070, our second clinical stage product, is an oral CXCR4 inhibitor that we are developing for the treatment of HIV. Furthermore, we have already identified additional preclinical CXCR4 inhibitors that we believe could be brought into clinical development for additional indications in the near term. Finally, we have a preclinical CCR5 program where a lead compound is currently on track to be ready for testing by the end of 2007. Genzyme’s offering materials do not appear to acknowledge the potential value of any of these additional value drivers.
-more-

•	We have other valuable existing and potential near-term financial assets. Our existing financial assets include our cash on hand and the potential tax benefits derived from our accumulated net operating losses and investment tax credits. In the near-term, we anticipate additional milestone and royalty payments from our several licensees, which, together with any cash proceeds resulting from the exercise of stock options in connection with an acquisition transaction would represent a significant addition to our cash balance.
GENZYME OFFER INADEQUATE AND OPPORTUNISTIC
The Board believes that Genzyme is attempting to pressure shareholders to accept inadequate value for your investment in the following ways:
•	Genzyme’s current offer is identical to the one it made several months ago and the timing of the offer is opportunistic.

•	The Board of Directors believes that Genzyme has exaggerated the risks associated with AnorMED pursuing the clinical development and regulatory approval of MOZOBIL as an independent company.

•	Despite the challenges Genzyme alleges, we remain confident in our ability to successfully commercialize MOZOBIL on our own.
LIMITED DURATION SHAREHOLDER RIGHTS PLAN TO MAXIMIZE SHAREHOLDER VALUE
AnorMED also announced that upon the unanimous recommendation of the Strategic Initiatives Committee made at its meeting held on August 29th, 2006, the Board of Directors adopted a limited duration shareholder rights plan dated effective as of August 29th, 2006 (the “Rights Plan”) entered into by AnorMED and Computershare Investor Services Inc., as rights agent (the “Rights Agent”).
The Rights Plan was adopted in response to the Genzyme Offer. The purpose of the Rights Plan is to provide shareholders and the Company’s Board of Directors with adequate time to identify, develop and negotiate value-enhancing alternatives and to encourage the fair treatment of shareholders in connection with the Genzyme Offer or any other take-over bid for the Company. It will also prevent any person from acquiring beneficial ownership of the right to vote more than 20% of AnorMED’s outstanding common shares while the Board’s process is ongoing, or from entering into arrangements or relationships that have a similar effect.
The Rights Plan, which is subject to Toronto Stock Exchange approval, will be in effect for a maximum of six months minus one day, following which it will expire automatically.
Rights will be issued and attached to all AnorMED common shares. A separate rights certificate will not be issued until such time as the rights become exercisable (which is referred to as the “separation time”). The Board of Directors has deferred the separation time that would otherwise have occurred as a consequence of the Genzyme Offer announcement until a date to be determined by the Board if Directors in the future. Following an acquisition of shares otherwise prohibited by the Rights Plan, each right, after the separation time, held by a person other than AnorMED or the acquiring person and its affiliates, associates and joint actors will, upon exercise, entitle the holder to purchase AnorMED common shares having a market value of $100 for the purchase price of $50 (i.e. at a 50% discount).
The Rights Plan will be filed and available free of charge on the United States Securities and Exchange Commission (“SEC’) website at www.sec.gov and at www.sedar.com within the time periods required under applicable law or from AnorMED’s Secretary at Suite 200 – 20353 64th Avenue, Langley, British Columbia, Canada V2Y 1N5; telephone (604) 530-1057.
-more-

NASDAQ LISTING UPDATE
Further to AnorMED’s announcement on August 28, 2006 that it has received approval from the NASDAQ Stock Market, Inc. to list its common shares on the NASDAQ Global Market, AnorMED confirmed that it expects its common shares to begin trading on NASDAQ under the symbol “ANOR” on or about September 8, 2006. AnorMED shares will continue to trade on the Toronto Stock Exchange in addition to NASDAQ, but will be de-listed from the American Stock Exchange upon commencing trading on NASDAQ.
MORE INFORMATION AND WHERE TO FIND IT
On September 5, 2006, AnorMED filed with the United States and Canadian securities regulatory authorities a Directors’ Circular and Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in which AnorMED’s Board of Directors recommended that shareholders reject the September 1, 2006 hostile offer from Dematal Corp., a wholly-owned subsidiary of Genzyme Corporation. The Circular describes the reasons for the Board’s recommendation that shareholders reject the Genzyme Offer. Investors and shareholders are strongly advised to read the Directors’ Circular and Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9, as well as any amendments and supplements to those documents, because they contain important information. Investors and shareholders may obtain a copy of the Directors’ Circular at www.sedar.com and the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 from the SEC website at www.sec.gov. Free copies of these documents can also be obtained by directing a request to AnorMED’s Secretary at Suite 200 – 20353 64th Avenue, Langley, British Columbia, Canada V2Y 1N5; telephone (604) 530-1057. Other reports filed by or furnished by AnorMED to the SEC and applicable securities commission in Canada may also be obtained free of charge at www.sec.gov, www.sedar.com or from AnorMED’s Secretary. More information about AnorMED is available online at www.anormed.com. YOU SHOULD READ THE DIRECTORS’ CIRCULAR OR TENDER OFFER SOLICITATION/RECOMMENDATION STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE GENZYME OFFER.
About AnorMED
AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, oncology and HIV, based on the Company’s research into chemokine receptors.
The Company’s product pipeline includes MOZOBIL, currently in pivotal Phase III studies in cancer patients undergoing stem cell transplants; AMD070, currently in proof of principle Phase I/II studies in HIV patients; and several novel classes of compounds in pre-clinical development that target specific chemokine receptors known to be involved in a variety of diseases.
Upcoming product announcements
AnorMED expects to release in the first half of 2007, top-line data from two pivotal Phase III studies for the use of MOZOBIL in cancer patients undergoing stem cell transplantation. Based on successful results of these studies, the Company plans to file an NDA for marketing approval with the FDA in the second half of 2007 and with Canadian and European regulators in 2008. Additional data relating to MOZOBIL is expected to be presented at the American Society of Hematology (“ASH”) meeting scheduled to be held in Orlando, Florida from December 9 to 13, 2006.
In the next few months, the Company also expects to initiate clinical studies for MOZOBIL for use as a chemosensitizer for treatment of leukemia patients. In February 2007, the Company expects to present updated clinical data on the development of AMD070 in HIV patients at the Conference on Retroviruses and Opportunistic Infections (“CROI”) scheduled to be held in Los Angeles, California.
FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding AnorMED’s strategy, future operations, timing and completion of clinical trials, prospects and plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”,
-more-

“forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, outlooks, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.
Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements about: AnorMED’s Board of Directors’ belief that the Genzyme Offer, if successful, will deprive AnorMED shareholders of significant upside potential in their investment in AnorMED; the intention of AnorMED’s directors, executive and senior officers and its largest shareholder to not tender their Shares to the Genzyme Offer; AnorMED’s expectation that Goldman, Sachs & Co. will present AnorMED’s potential to the world’s leading healthcare companies with the possibility that AnorMED may enter into a potential transaction (“potential transaction”) with another company to create enhanced shareholder value; AnorMED’s expectation that it will update shareholders in the days and weeks ahead of any developments relating to the Genzyme Offer and/or any potential transaction; AnorMED’s directors’, executive and senior officers’, and financial advisors’ expectation that strategic alternatives exist that could offer AnorMED’s shareholders greater value than that proposed in the Genzyme Offer; AnorMED’s expected release in the second quarter of 2007 of topline data and successful results from two pivotal Phase III studies for the use of MOZOBIL in cancer patients undergoing stem cell transplantation; AnorMED’s plans to file a NDA for marketing approval with the U.S. FDA by the fourth quarter of 2007 and with Canadian and European regulators in 2008; the sales potential of MOZOBIL in stem cell transplantation; AnorMED’s confidence that the likelihood of success of the pivotal trial and subsequent regulatory approval of MOZOBIL for the stem cell transplantation indication is high; AnorMED’s expectation that Genzyme can sell MOZOBIL through its existing commercial infrastructure with minimal incremental investment and attractive operating margins ; AnorMED’s expectation that MOZOBIL can be used to increase the effectiveness of standard chemotherapy in the treatment of leukemia, and the significant potential sales increase associated therewith; AnorMED’s expectation that in the next few months it will initiate clinical studies for MOZOBIL for use as a chemosensitizer for treatment of leukemia patients; the potential sales increase of MOZOBIL in the use of stem cell therapy for tissue repair; AnorMED’s additional valuation drivers beyond MOZOBIL, namely its leading platform in the inhibition of the CXCR4 receptor, which AnorMED expects to offer a significant opportunity in the treatment of HIV, as well as various oncological and inflammatory diseases; AnorMED’s expectation that it will report efficacy results in the coming months for AMD070, its second clinical stage product, for the treatment of HIV infection; AnorMED’s expectation that its identification of additional pre-clinical CXCR4 inhibitors could be brought into clinical development for additional indications in the near term; AnorMED’s preclinical CCR5 program, where a lead compound is currently on track to be ready for testing by the end of 2007; AnorMED’s expectation that it will present updated clinical data on the development of AMD070 in HIV patients at the CROI to be held in Los Angeles, California in February 2007; AnorMED’s expectation that it will present additional data relating to MOZOBIL at the ASH to be held in Orlando, Florida from December 9 to 13, 2006; AnorMED’s expectation that it will receive cash proceeds from the exercise of stock options and potential near-term milestone and royalty payments from several licensees; and AnorMED’s expectation that its Rights Plan will be approved by the Toronto Stock Exchange.
With respect to the forward-looking statements contained in this news release, the Company has made numerous assumptions regarding, among other things: AnorMED’s ability to create shareholder value in excess of the Genzyme Offer; Goldman, Sachs & Co.’s ability to present AnorMED’s potential to the world’s leading healthcare companies; AnorMED’s ability to update shareholders in the days and weeks ahead of any developments relating to the Genzyme Offer and/or any potential transaction; AnorMED’s ability to enter into a potential transaction on commercially acceptable financial terms, or at all; AnorMED’s ability to commercialize MOZOBIL; AnorMED’s ability to achieve its clinical and commercialization milestones for MOZOBIL and its secondary clinical stage product, AMD070, and the resulting increase in shareholder value; AnorMED’s ability to release by the second quarter of 2007 top-line data from its two pivotal Phase III studies for the use of MOZOBIL in cancer patients undergoing stem cell transplantation; AnorMED’s ability to file a NDA for marketing approval with the U.S. FDA by the fourth quarter of 2007 and with Canadian and European regulators in 2008; AnorMED’s ability to assess the potential sales prospects for MOZOBIL for stem cell transplantation, the treatment of leukemia, and stem cell therapy of tissue repair; AnorMED’s ability to assess the potential sales prospects for AMD070; AnorMED’s ability to initiate its clinical studies for MOZOBIL for use as a chemosensitizer for treatment of leukemia patients in the next few months; AnorMED’s ability to assess the likelihood of success of the trial and subsequent regulatory approval of MOZOBIL for the stem cell transplantation indication; AnorMED’s ability to assess Genzyme’s potential operating margins; AnorMED’s ability to present updated data on the development of AMD070 in HIV patients in February 2007; AnorMED’s ability to present additional data relating to MOZOBIL in December 2006; AnorMED’s ability to receive cash proceeds from the exercise of stock options and potential near-term milestone and royalty payments from several licensees; and AnorMED’s ability to have its Rights Plan approved by the Toronto Stock Exchange. The foregoing list of assumptions is not exhaustive.
-more-

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: AnorMED may not have the ability to create shareholder value in excess of the Genzyme Offer; Goldman, Sachs & Co. may not have the ability to present AnorMED’s potential to the world’s leading healthcare companies; AnorMED may not have the ability to update shareholders in the days and weeks ahead of any developments; AnorMED may not have the ability to enter into a potential transaction on commercially acceptable financial terms, or at all; AnorMED may not have the ability to commercialize MOZOBIL; AnorMED may not have the ability to achieve its clinical and commercialization milestones for MOZOBIL and AMD070, and as a result, it may not achieve an increase in shareholder value; AnorMED may not have the ability to release by the second quarter of 2007 top-line data from its two pivotal Phase III studies for the use of MOZOBIL in cancer patients undergoing stem cell transplantation; AnorMED may not have the ability to file a NDA for marketing approval with the U.S. FDA by the fourth quarter of 2007 and with Canadian and European regulators in 2008; AnorMED may not have the ability to assess the potential sales prospects for MOZOBIL for stem cell transplantation, the treatment of leukemia, and stem cell therapy of tissue repair; AnorMED may not have the ability to assess the potential sales prospects for AMD070; AnorMED may not have the ability to initiate its clinical studies for MOZOBIL for use as a chemosensitizer for treatment of leukemia patients in the next few months; AnorMED may not have the ability to assess the likelihood of success of the trial and subsequent regulatory approval of MOZOBIL for the stem cell transplantation indication; AnorMED may not have the ability to assess Genzyme’s potential operating margins; AnorMED may not have the ability to present updated data on the development of AMD070 in HIV patients in February 2007; AnorMED may not have the ability to present additional data relating to MOZOBIL in December 2006; AnorMED may not have the ability to receive cash proceeds from the exercise of stock options and it may not receive near-term milestone and royalty payments from several licensees; and AnorMED may not have the ability to have its Rights Plan approved by the Toronto Stock Exchange.
Although we have attempted to identify the forward-looking statements, the underlying assumptions, and the risks, uncertainties and other factors that could cause actual results or events to differ materially from those expressed or implied in the forward-looking statements, there may be other factors that cause actual results or events to differ from those expressed or implied in the forward-looking statements. We undertake no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, after the date hereof, except as may be required by law.
For further information:
Kenneth Galbraith
Chairman and Interim CEO,
Tel: 604-889-5320
Media Contact
Karen Cook
James Hoggan & Associates
Tel: 604-739-7500
Email: kcook@hoggan.com